Exhibit 99.1

Arco Platform Limited announces appointment of new director

São Paulo, Brazil, August 7, 2019 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announces today that it has appointed Pablo Doberti to its Board of Directors as independent member, effective as of today.

"We are pleased to add Pablo to Arco’s Board of Directors. His expertise in the education industry in Brazil and overseas will be especially valuable now that we are advancing with the development and integration of our new core and supplemental solutions." said Ari de Sá Cavalcante Neto, Arco’s founder and Chief Executive Officer.

Mr. Doberti is an education executive with more than 25 years of experience in the sector. He is the founder and CEO of Agaton Educação, a startup incubator and accelerator focused on education in Brazil and Mexico. He is also founder and CEO of Vivadi. Prior to Vivadi, Mr. Doberti was the General Global Director of Uno Internacional Santillana, creating the business model and leading the international expansion and the entrance of Unoi in Brazil. Pablo Doberti holds a bachelor’s degree in Psychology from Universidad de Buenos Aires.

Mr. Doberti’s appointment increases the size of the Board to six directors and reinforces the commitment of the Board of Directors with the Company.

About Arco Platform Limited

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br